UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras informs about termination of divestment contract for Uruguá and Tambaú fields
—

Rio de Janeiro, December 23, 2024 – Petróleo Brasileiro S.A. - Petrobras, following up on the communications of September 8, 2021, October 27, 2021, March 29, 2023 and December 21, 2023, and as a result of the failure to complete the acquisition of FPSO Cidade de Santos by Enauta Energia S.A. (according to the decision communicated by that company on July 1, 2024), informs that it notified Brava Energia S. A. (controlling shareholder of Enauta Energia S.A.) on December 21, 2024 of its decision to terminate the contract for the assignment of its entire stake in the Uruguá and Tamba fields.

The closing of the transaction was conditional, among other factors, on the conclusion of the acquisition by Enauta Energia S.A. of the FPSO Cidade de Santos, owned and operated by MODEC, which did not materialize. As provided for in the contract, the amount paid as a deposit on December 21, 2023 will be retained by Petrobras.

Petrobras retains a 100% stake in the Uruguá and Tambaú fields and will evaluate the appropriate alternatives for managing the asset.

Material facts will be disclosed by the company in due course.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer